[redacted]

SECURITIES AND EXCHANGE COMMISSION

09059274

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridian Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1266 Furnace Brook Parkway
(No. and Street)

Quincy	MA	02169-4758
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

John P. McDonough — (617) 328-6200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jacobs, Velella & Kerr, P.C.
(Name - *if individual, state last, first, middle name*)

388 Hillside Avenue	Needham	MA	02494-1221
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

MAR 02 2009

Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, John P. McDonough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridian Investments, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John P. McDonough
Signature

President
Title

Carolyn R. Caldarone
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERIDIAN INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Years Ended
December 31, 2008 and 2007

MERIDIAN INVESTMENTS, INC.
TABLE OF CONTENTS
For the Years Ended December 31, 2008 and 2007

MERIDIAN INVESTMENTS, INC.

INDEPENDENT AUDITOR'S REPORT

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

Members
American Institute of Certified Public Accountants
Massachusetts Society of Certified Public Accountants
Herman Jacobs CPA 1949-1988
Alberto Velella CPA
Peter H. Kerr CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of:
Meridian Investments, Inc.
Quincy, Massachusetts

We have audited the accompanying statements of financial condition of Meridian Investments, Inc. (an S corporation) as of December 31, 2008 and 2007 and the related statements of income and comprehensive income, stockholders' equity and cash flows for the years then ended, that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures of the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian Investments, Inc. as of December 31, 2008 and 2007 and the results of its operations and cash flows for the years then ended, respectively, in conformity with accounting principles generally accepted in the United States of America.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

February 15, 2009

MERIDIAN INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS

MERIDIAN INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
At December 31, 2008 and 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash	$ 501,925	$ 518,608
Commissions and accounts receivable	218,813	1,539,811
Investment receivable - related party	-	3,572,328
Loans and advances	100,000	-
Deposits and prepaid expenses	132,830	153,012
Due from related parties	5,116	675,995
Deferred state income taxes	3,850	45,897
TOTAL CURRENT ASSETS	962,534	6,505,651
PROPERTY AND EQUIPMENT, net of accumulated depreciation	58,865	82,384
	$ 1,021,399	$ 6,588,035
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued liabilities and taxes	$ 85,562	$ 996,586
Deferred revenue	-	30,144
Deferred state income taxes	18,548	75,675
TOTAL CURRENT LIABILITIES	104,110	1,102,405
DEFERRED STATE INCOME TAXES	999	1,094
STOCKHOLDERS' EQUITY		
Common stock, no par value, 12,500 shares authorized, 1,000 shares issued	131,000	131,000
Additional paid-in capital	5,819	5,819
Retained earnings	829,471	5,397,717
	966,290	5,534,536
Treasury stock - at cost, 200 shares	(50,000)	(50,000)
	916,290	5,484,536
	$ 1,021,399	$ 6,588,035

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2008 and 2007

		2008		2007
REVENUE				
Commissions		5,388,973		15,072,031
EXPENSES				
Commissions		2,404,328		8,688,128
Other operating expenses		2,662,491		3,118,087
TOTAL EXPENSES		5,066,819		11,806,215
INCOME FROM OPERATIONS		322,154		3,265,816
OTHER INCOME (EXPENSE)				
Gain on disposition of investment		-		3,121,312
Interest income		5,861		45,820
Dividend income		46		52
Loss on disposition of property and equipment		-		(489)
Interest expense		-		(197)
TOTAL OTHER INCOME		5,907		3,166,498
NET INCOME BEFORE PROVISION FOR (BENEFIT FROM) FOR INCOME TAXES		328,061		6,432,314
PROVISION FOR (BENEFIT FROM) INCOME TAXES				
Current		36,670		211,734
Deferred		(15,175)		19,906
TOTAL PROVISION FOR INCOME TAXES		21,495		231,640
NET INCOME	$	306,566	$	6,200,674

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2008 and 2007

	Common stock		Additional Paid-In	Retained	Treasury	
	Shares	Par Value	Capital	Earnings	Stock	Total
Balance, December 31, 2006	1,000	$ 131,000	$ 5,819	$ 2,833,731	$ (50,000)	$ 2,920,550
Net income for the year	-	-	-	6,200,674	-	6,200,674
Stockholders' distributions for the year	-	-	-	(3,636,688)	-	(3,636,688)
Balance, December 31, 2007	1,000	131,000	5,819	5,397,717	(50,000)	5,484,536
Net income for the year	-	-	-	306,566	-	306,566
Stockholders' distributions for the year	-	-	-	(4,874,812)	-	(4,874,812)
Balance, December 31, 2008	1,000	$ 131,000	$ 5,819	$ 829,471	$ (50,000)	$ 916,290

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 306,566	$ 6,200,674
Adjustments to reconcile net income to net cash provided by operating activities:		
Expenses allocated from related party	6,093,115	11,005,663
Depreciation expense	54,824	53,870
Loss on sale of property and equipment	-	489
Gain on sale of investment	-	(3,121,312)
Revenue paid directly for purchase of investment	-	(451,016)
Deferred income taxes	(35,072)	19,906
Intercompany interest income	(3,644)	(21,720)
(Increase) decrease in:		
Commissions and accounts receivable	1,320,998	(811,983)
Investment receivable	3,572,328	-
Deposits and prepaid expenses	20,182	6,841
Loans and Advances	(100,000)	-
Increase (decrease) in:		
Accrued liabilities and taxes	(911,024)	469,529
Deferred revenue	(30,144)	30,144
NET CASH PROVIDED BY OPERATING ACTIVITIES	10,288,129	13,381,085
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments to related party	(5,505,000)	3,389,000
Proceeds from sale of property and equipment	-	300
Payments from related party	75,000	(14,480,097)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(5,430,000)	(11,090,797)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to shareholders	(4,874,812)	(3,636,688)
NET CASH USED IN FINANCING ACTIVITIES	(4,874,812)	(3,636,688)
NET DECREASE IN CASH	(16,683)	(1,346,400)
CASH - BEGINNING	518,608	1,865,008
CASH - ENDING	$ 501,925	$ 518,608
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for income taxes	$ 30,000	$ 233,613
Cash paid for interest	$ -	$ 197

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.

NOTES TO FINANCIAL STATMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. GENERAL INFORMATION
Meridian Investments, Inc. (the "Company") is a Massachusetts corporation formed in December 1981 with office locations in Massachusetts, Maryland and Kentucky. The Company is a securities broker-dealer firm, registered with the Securities and Exchange Commission ("SEC") and securities regulatory commissions in various states and Washington D.C. It is a member of the Financial Industry Regulatory Authority, formerly known as the National Association of Securities Dealers, and the Securities Investor Protection Corporation. The Company is primarily involved in placing tax advantaged investments in affordable housing limited partnerships.

B. USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

C. CASH AND CASH EQUIVALENTS
For financial statement purposes, the Company considers all short-term debt and investment securities purchases with a maturity of three months or less to be cash equivalents.

D. ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS
The Company experiences a low rate of its accounts receivable that become uncollectible. Therefore, these financial statements do not contain a provision for uncollectible accounts.

E. PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation is computed using methods and lives sufficient to amortize the cost of the applicable assets over their useful lives. The cost and related accumulated depreciation of assets sold or otherwise disposed are removed from the related accounts and the resulting gains or losses are reflected in income, except on assets traded. Expenditures for normal maintenance and repairs are expensed, while major renewals are capitalized.

The estimated useful lives of the Company's assets are as follows:

Asset Group	Estimated useful life (years)
Computer equipment	2 - 7
Furniture, fixtures and office equipment	7
Leasehold improvements	Remaining term of lease

F. INVESTMENTS
The Company's investments that are bought and principally held for the purpose of selling them in the near future are classified as *trading securities*. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in the statement of operations.

Investments that the Company has the positive intent and ability to hold to maturity are classified as *held-to-maturity* and recorded at amortized costs in investments and other assets. Investments not classified as either *held-to-maturity* or *trading securities* are classified as *available-for-sale* investments.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

F. INVESTMENTS – continued
Available-for-sale investments are recorded at fair value in investments and other assets on the balance sheet, with the change in fair value during the period excluded from the statement of operations and recorded net of tax as a component of other comprehensive income.

The total cost of an investment sold is determined on the first-in, first-out basis including any commission or fees paid for the purchase and any earnings reinvested to purchase additional amounts of the investment. The total cost of an investment may be affected by stock splits, acquisitions, mergers or spin-offs.

G. REVENUE AND COST RECOGNITION
Commission revenues are recognized upon the closing of a placement of a tax advantaged investment in an affordable housing limited partnership (earned). The related commission expense is recognized when the commission revenue is earned by the Company.

H. ADVERTISING COSTS
Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be realized.

I. COMPENSATED ABSENCES
Employees of the Company are entitled to paid vacation days depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated future absences when actually paid to employees.

J. SHIPPING AND HANDLING COSTS
The Company does not normally incur shipping and handling costs in connection with the placement of its tax advantaged investments activities. If shipping and handling costs were incurred, those costs would be absorbed by the Company as overhead, its customers would not be billed and the revenue generated would not be offset by the shipping and handling costs.

K. INCOME TAXES
The Company elected under the Internal Revenue Code on February 9, 1994, with the consent of its stockholders, to be taxed as an S corporation. The election was effective as of December 1, 1992. On December 28, 2000, the corporation elected to become a qualified subchapter S subsidiary of Meridian Investment Properties Trust, which elected to be taxed as a qualified subchapter S trust. On January 1, 2004, Meridian Investments, Inc., after completion of the adopted plan of liquidation of its parent trust, Meridian Investment Properties Trust, elected to again be taxed as an S corporation.

In lieu of federal income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, these financial statements do not contain a provision for federal income taxes. For the years ended December 31, 2008 and 2007, a provision for state income taxes is provided for pursuant to Massachusetts law concerning the taxation of "large" S corporations.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

K. INCOME TAXES - continued
Interest and penalties incurred relating to tax underpayments, late filings and/or late payments are recognized in the period that they are incurred or assessed by the respective taxing authority, as can be reasonably determined by the Company. Interest and penalties relating to uncertain tax positions taken by the Company are recognized when the Company determines that it is more likely than not that a tax position taken on a tax return would not be sustained under audit or examination.

L. DEFERRED STATE INCOME TAXES
In accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS 109), the Company recognizes deferred state income tax assets or liabilities for the future tax benefit or expense arising from the different methods of recognition for certain items of income and expense for financial statement and state income tax purposes. Amounts presented on the balance sheets represent the amount of deferred state income tax assets and liabilities recognized during the year.

M. COMPREHENSIVE INCOME
In accordance with SFAS No. 130, *Reporting Comprehensive Income* ("SFAS 130"), the Company is required to report certain items of income, expense, gain and loss, separately from net income. Comprehensive income is the total of (1) net income plus (2) all other changes in net assets arising from non-owner sources, which are referred to as other comprehensive income.

For the years ended December 31, 2008 and 2007, the Company did not have any items of other comprehensive income that were required to be reported separately from net income. Accordingly, the Company has not presented any statements of comprehensive income

NOTE 2 - DUE FROM RELATED PARTY
Due from related party represents monies advanced to and borrowed from Meridian Properties, Inc. ("MPI"), an affiliated corporation. The balances outstanding at December 31, 2008 and 2007 are comprised of (1) amounts actually advanced to/borrowed from MPI, (2) specific expenses actually paid by the MPI for the benefit of the Company and (3) common operating expenses allocated to the Company.

Interest on the advances is charged on the average monthly balance at the applicable federal rate per annum (2.80% and 4.92% for the years ended December 31, 2008 and 2007, respectively). Interest receivable on the balance at December 31, 2008 and 2007 was $ 3,644 and $ 21,720, respectively.

NOTE 3 – INVESTMENT RECEIVABLE – RELATED PARTY
Investment receivable – related party represents amounts due from an entity, owned by certain shareholders of the Company, resulting from the liquidation of certain oil futures contracts (the "Contracts") in which the Company has acquired an interest. The Contracts were held by the related party.

NOTE 4 – LOANS AND ADVANCES

On May 25th 2008, Meridian Investments, Inc entered into an agreement with Shosone Renaissance LLC, whereby MII advanced funds in the amount of $100,000 for a project with the expectation of producing business in the future.

NOTE 5 - PROPERTY AND EQUIPMENT

At December 31, 2008 and 2007, property and equipment consisted of the following:

		2008		2007
Computer equipment and software	$	306,224	$	294,814
Equipment		58,766		53,369
Furniture and fixtures		68,702		68,702
Leasehold improvements		93,282		93,282
		526,974		510,167
Less: accumulated depreciation		(468,109)		(427,783)
	$	58,865	$	82,384

NOTE 6 - DEFERRED STATE INCOME TAXES

Temporary differences giving rise to deferred state income tax assets consist of accrued expenses which are deducted when paid (cash basis), for state income tax purposes, rather than when the liability is incurred (accrual basis), for financial statement purposes and deferred revenue which is recognized as revenue when the Company determined that it has substantially complied with all conditions and restrictions to be able to consider the revenue earned (accrual basis), rather than when the revenue is paid (cash basis).

Temporary differences giving rise to deferred state income tax liabilities consist of accounts receivable which are reported when received (cash basis) for state income tax purposes, rather than when earned (accrual basis) for financial statement purposes and prepaid expenses which are deducted when paid (cash basis) for state income tax purposes, rather than when the related liability is incurred (accrual basis) for financial statement purposes. Also, the excess of tax depreciation over the amount reported for financial statement purposes gives rise to deferred tax liabilities. In addition, any appreciation of the Company's investments is not reported for state income tax purposes until the investments are sold rather than the period in which the change in the fair market value of the investments occurred for financial statement purposes.

At December 31, 2008 and 2007, the deferred state income tax asset is comprised of the following:

		2008		2007
Accrued expenses	$	3,850	$	44,541
Deferred revenue		-		1,356
TOTAL CURRENT DEFERRED STATE INCOME TAX ASSET	$	3,850	$	45,897

At December 31, 2008 and 2007, the deferred state income tax liability is comprised of the following:

	2008	2007
Commissions receivable	$ 11,422	$ 69,291
Prepaid expense	7,126	6,384
TOTAL CURRENT DEFERRED STATE INCOME TAX LIABILITY	18,548	75,675
Excess tax depreciation over book depreciation	999	1,094
TOTAL NON-CURRENT DEFERRED STATE INCOME TAX LIABILITY	999	1,094
TOTAL DEFERRED STATE INCOME TAX LIABILITY	$ 19,547	$ 76,769

NOTE 7 – ACCRUED LIABILITIES
At December 31, 2008 and 2007, accrued liabilities consisted of the following:

	2008	2007
Commissions	$ 70,562	$ 850,029
Miscellaneous operating expenses	-	1,022
Professional fees	15,000	21,785
Profit sharing contribution	-	123,750
	$ 85,562	$ 996,586

NOTE 8 – DEFERRED REVENUE
For the years ended December 31 2008 and 2007, the balance of deferred revenue was $0, and $ 30,144, respectively. This represents amounts due to the Company which cannot be recognized as revenue until it can be determined that the amount will not be refundable to the payer.

NOTE 9 – SALE OF STOCK RESTRICTIONS
At December 31, 2008 and 2007, certain shareholders of the Company were restricted with respect to the sale of their shares in the Company. An agreement, reviewed annually, permits the Company the right of first refusal upon the proposed sale of Company shares to anyone except the Company. Term life insurance policies on these shareholders have been purchased by the Company in order to facilitate a death related buyout. Upon the death of one of these shareholders, proceeds from the life insurance policies will be used to purchase their respective shares.

After December 31, 2006, the Company chose not to renew the life insurance policies to be used to fund a future death-related buyout of the stock of a deceased stockholder.

NOTE 10 – RELATED PARTY TRANSACTIONS
During the years ended December 31, 2008 and 2007, the Company shared office space at its locations

NOTE 10 – RELATED PARTY TRANSACTIONS – continued
with Meridian Capital Partners, LLC, Meridian Clean Fuels, Inc., Carbon Energy, LLC and Meridian Finance Company, LLC, all affiliated entities. Except for items specifically identified to one of the related entities, overhead and other operating expenses, including personnel costs, are shared with the affiliated companies as determined by the primary paymaster, MPI. Allocations of all shared expenses are determined by personnel time devoted to each entity.

For the year ended December 31, 2007, subsequent to MPI's annual review of personnel time conducted at the beginning of 2007, the allocation ratio was revised to the following:

Related entity	Allocation %
Meridian Investments, Inc.	45.00%
Meridian Capital Partners, LLC	20.00%
Meridian Clean Fuels, Inc.	20.00%
Carbon Energy, LLC	7.00%
Meridian Finance Company, LLC	8.00%
	100.00%

For the year ended December 31, 2008, subsequent to MPI's annual review of personnel time conducted at the beginning of 2008, the allocation ratio remained the same.

Related entity	Allocation %
Meridian Investments, Inc.	45.00%
Meridian Capital Partners, LLC	20.00%
Meridian Clean Fuels, Inc.	20.00%
Carbon Energy, LLC	7.00%
Meridian Finance Company, LLC	8.00%
	100.00%

For the years ended December 31, 2008 and 2007, the amount of expenses allocated to the Company was $ 6,104,524 and $ 11,042,958, including costs capitalized as fixed assets of $ 11,409 and $ 37,295, respectively. The amount of cash transferred into the Company was $ 75,000 and $ 3,389,000 respectively. The amount of cash transferred from the Company was $ 5,505,000 and $ 14,480,097, respectively.

The Company also generates commission revenue from other related parties for its participation in the projects of those Companies. For the years ended December 31, 2008 and 2007, the Company generated $ 3,239,728 and $ 6,509,315 in commission revenue from these related parties respectively.

See **NOTE 2** and **NOTE 3** for additional related party transaction information.

NOTE 11 - LEASES
The Company leases its office locations in Massachusetts and Maryland under operating leases through its affiliated corporation, MPI.

NOTE 11– LEASES- continued

The Massachusetts lease dated January 25, 1989, as amended on various dates through 2001, was amended on September 1, 2005 to amend the amount and location of the office space being leased and extend the term of the lease until October 31, 2010. The Maryland lease was extended for an additional five year term effective March 1, 2007, expiring February 29, 2012

The Massachusetts office also leases various pieces of office equipment under operating leases expiring on various dates through the year 2012.

Based upon the aforementioned allocations in, future minimum rental payments under the operating leases are as follows:

Year Ended	Amount
December 31, 2009	$ 161,388
December 31, 2010	142,856
December 31, 2011	67,382
December 31, 2012	13,089
December 31, 2013	-
	$ 384,715

Rent expense for years ended December 31, 2008 and 2007 was $ 151,371 and $ 146,329, respectively.

NOTE 12 - CONCENTRATIONS OF CREDIT AND MARKET RISK

The Company is engaged in the placement of tax advantaged investments in affordable housing in the United States. The Company generates substantially all of its income from fees earned from the sale of these investments.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of commissions' receivable. Concentrations of credit risk with respect to commissions' receivable arise due to the fact that the Company conducts business with a limited number of companies. As of December 31, 2008 and 2007, commissions' receivable due from one company (four companies for the year ended December 31, 2007) totaled $ 253,813 and $ 1,539,811, respectively.

Concentrations of market risk arise due to the fact that the Company generates revenue from a limited number of sources. For the years ended December 31, 2008 and 2007, the Company generated $ 2,184,245 and $ 8,548,715 in commission revenue from the same four companies from which it was owed commissions as of December 31, 2007. These amounts, in addition to the commission revenue generated from related parties, as described in **NOTE 10 – RELATED PARTY TRANSACTIONS**, account for approximately 100% and 100% of the Company's revenue for the years ended December 31, 2008 and 2007, respectively.

The Company also maintains cash balances at one financial institution located in Boston, Massachusetts. The combined balances in all accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $ 250,000. At December 31, 2008 and 2007, the Company had uninsured cash balances totaling $ 144,616 and $ 418,608, respectively.

NOTE 13 - NET CAPITAL REQUIREMENTS
The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $ 5,000 or 6.66% of total aggregate indebtedness, whichever is higher, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007, the Company had net capital, required net capital, excess net capital, aggregate indebtedness and a net capital ratio as follows:

	2008	2007
Net Capital	$ 467,378	$ 3,742,771
Required Net Capital	7,000	73,493
Excess Net Capital	$ 460,378	$ 3,669,278
Aggregate Indebtedness	$ 105,109	$ 1,103,499
Net Capital Ratio	0.22 to 1	0.29 to 1

NOTE 14 – OTHER INFORMATION
Total interest charged against income relating to tax underpayments during the years ended December 31, 2008 and 2007 was $ 0 and $ 197, respectively.

Total penalties charged against income relating to tax underpayments during the years ended December 31, 2008 and 2007 was $ 0 and $ 4,950, respectively.

NOTE 15 – CHANGES TO COMPARATIVE SUPPLEMENTARY INFORMATION
Certain amounts presented in Schedule I – Net Capital Computation Under Rule 15c3-1 of the Securities and Exchange Commission, have been reclassified to conform to the presentation of the schedule as of December 31, 2008. These reclassifications had no effect on net income or the calculation of net capital under SEC Rule 15c3-1 for the years ended December 31, 2008 or 2007.

MERIDIAN INVESTMENTS, INC.

SUPPLEMENTARY INFORMATION

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders of:
Meridian Investments, Inc.
Quincy, Massachusetts

We have audited the accompanying financial statements of Meridian Investments, Inc. as of and for the years ended December 31, 2008 and 2007 and have issued our report thereon dated February 15, 2009. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information contained in Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

February 15, 2009

MERIDIAN INVESTMENTS, INC.
SCHEDULE I - OPERATING EXPENSES
For the Years Ended December 31, 2008 and 2007

	2008	2007
OPERATING EXPENSES		
Bank charges and fees	1,777	2,142
Computer supplies and expense	40,714	49,564
Charitable contributions	20,488	20,450
Depreciation expense	54,824	53,870
Dues and subscriptions	26,238	48,668
Education and training	28,503	12,086
Employee benefits	184,510	194,342
Filing fees	50,863	35,073
Insurance	11,325	20,111
Legal and accounting	106,058	229,064
Meetings and conferences	-	20,034
Office supplies and expense	16,524	36,928
Penalties and fines	-	4,950
Pension fees and contributions	-	124,316
Postage and delivery	12,501	13,867
Professional fees	39,628	72,685
Rent	151,371	146,329
Repairs and maintenance	1,642	2,858
Research and due diligence	76,245	336,031
Salaries and wages	1,076,729	996,704
Selling expense	300	-
Taxes - payroll	184,815	270,028
Taxes - other	7,669	10,118
Telephone	56,805	47,920
Travel, meals and entertainment	512,962	369,949
TOTAL OPERATING EXPENSES	2,662,491	3,118,087

See independent auditor's report on supplementary information.

MERIDIAN INVESTMENTS, INC.
SCHEDULE II - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008 and 2007

	2008	2007
NET CAPITAL COMPUTATION		
SHAREHOLDERS' EQUITY	$ 916,290	$ 5,484,536
LESS: NON-ALLOWABLE ASSETS		
Receivable from non-customers in excess of related payable to non-customers	(148,251)	(784,977)
Loans and advances	(100,000)	-
Receivable from affiliate	(5,116)	(675,995)
Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost, net of accumulated depreciation and amortization	(58,865)	(82,384)
Deposits and prepaid expenses	(132,830)	(153,012)
Deferred income taxes	(3,850)	(45,897)
NET CAPITAL	$ 467,378	$ 3,742,271
RECONCILIATION WITH COMPANY'S COMPUTATION		
NET CAPITAL PER FOCUS REPORT	$ 424,295	$ 3,822,470
AUDIT ADJUSTMENTS FOR:		
Receivable from non-customers in excess of related payable to non-customers	(148,251)	(784,977)
Receivable adjustment	(35,000)	
Receivable from affiliate	-	(4,492)
Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost, net of accumulated depreciation and amortization	34,927	53,299
Deposits and prepaid expenses	16,681	(141,870)
Deferred taxes	(19,547)	(22,317)
Commission revenue	253,813	1,509,667
State income and excise tax expense	(6,670)	126,792
Interest income	3,644	21,720
Computer supplies and expense	-	678
Rent	-	11,647
Commissions expense	-	(754,834)
Depreciation expense	(54,824)	(53,870)
(Provision for) benefit from deferred income taxes	15,175	(19,906)
Insurance expense	(1,865)	(11,417)
Legal and accounting expense	(15,000)	(8,785)
Loss on sale of property and equipment	-	(489)
Telephone	-	(396)
Bank charges	-	(86)
Office supplies and expense	-	(42)
Postage and delivery	-	(21)
NET CAPITAL	$ 467,378	$ 3,742,771

See independent auditor's report on supplementary information.

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

Members
American Institute of Certified Public Accountants
Massachusetts Society of Certified Public Accountants
Herman Jacobs CPA 1949-1988
Alberto Velella CPA
Peter H. Kerr CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of:
Meridian Investments, Inc.
Quincy, Massachusetts

In planning and performing our audit of the financial statements of Meridian Investments, Inc. as of December 31, 2008 and 2007 and for the years then ended, respectively, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and in determining compliance with the exemptive provision of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of an internal control structure and the practice and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and not be detected. Also, projection of any evaluation of

them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemption provision of Rule 15c3-3 has not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2008 and 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

February 15, 2009

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

Members
American Institute of Certified Public Accountants
Massachusetts Society of Certified Public Accountants
Herman Jacobs CPA 1949-1988
Alberto Velella CPA
Peter H. Kerr CPA

INDEPENDENT AUDITORS REPORT ON MATERIAL INADEQUACIES

To the Board of Directors and Stockholders of:
Meridian Investments, Inc.
Quincy, Massachusetts

We have audited the financial statements of Meridian Investments, Inc. as of December 31, 2008 and 2007 and for the years then ended. The report has been submitted to the proper regulatory agencies.

The above noted audits did not disclose any material inadequacies.

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

February 15, 2009